UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February 2020
Commission File Number: 000-55607
First Mining Gold Corp.
(Translation of registrant's name into English)
Suite 1800, 925 West Georgia Street, Vancouver, B.C., V6C3L2
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

SUBMITTED HEREWITH

Exhibits

99.1	First Mining Announces Completion of Drill Program at the Miller Prospect, Further Drilling at the Goldlund Main Zone, and Director Resignation

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
First Mining Gold Corp.
(Registrant)

Date: February 11, 2020	/s/ Samir Patel
Samir Patel
Corporate Counsel and Corporate Secretary